One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
NICHOLAS S. DILORENZO nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8370 Fax

February 29, 2016

Lisa Larkin, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) contained in Post Effective Amendment No. 215 to the Registration Statement of Russell Investment Company (Filed on December 4, 2015)

Dear Ms. Larkin:

This letter responds to comments you provided to Chelsea Childs in a telephonic discussion on January 19, 2016 regarding the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on December 4, 2015. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAIs unless otherwise indicated.

Comments Applicable to All Funds

1.	Comment:

The Staff did not have the opportunity to review the information contained in the Funds’ Annual Fund Operating Expenses tables. Please confirm supplementally that all such missing information will be provided to the Staff prior to the effective date of this post-effective amendment.

February 29, 2016 Page 2

Response:

Registrant acknowledges that the Staff did not have the opportunity to review the information contained in the Funds’ Annual Fund Operating Expenses tables. Certain information was not provided in the 485(a) filing because it was not available at the time of filing (e.g., information in the Annual Fund Operating Expenses table, Example and risk/return performance bar chart and table). Registrant notes that the information required by the Annual Fund Operating Expenses tables is based on fiscal year information that is not final until after completion of the Funds’ audit and of subsequent analysis required to calculate amounts needed to update the Annual Fund Operating Expenses tables, which is after the annual update 485(a) filing in early December. In response to this comment and based on conversations between yourself and Ms. Childs, Registrant e-mailed a portable document format (PDF) copy of the print-ready prospectus for each Fund referenced in the 485(a) filing to the Staff in mid-February 2016, prior to the date of the 485(b) filing. The print-ready prospectuses provided to the Staff in advance of the 485(b) filing contained a completed Annual Fund Operating Expenses table for each Fund. The completed Annual Fund Operating Expenses tables submitted via e-mail are identical in all material respects as the Annual Fund Operating Expenses tables filed as part of the registration statements submitted via 485(b) filing.

2.	Comment:	Please file the Tandy representations via EDGAR correspondence in regard to this post effective amendment.

	Response:	The requested representations will be made.

3.	Comment:

The “Principal Investment Strategies of the Fund” section in the Risk/Return Summary section for certain Funds states that the Funds employ “discretionary and non-discretionary managers.” Please provide a plain English explanation for these terms.

February 29, 2016 Page 3

Response:

The Registrant believes that the current disclosure is clear and provides sufficient information for both current and prospective investors to understand the role of discretionary and non-discretionary managers. The “Principal Investment Strategies of the Fund” section for each Fund employing discretionary and/or non-discretionary managers sets forth the duties and responsibilities performed by such managers. For example, discretionary managers “select the individual portfolio securities for the assets assigned to them” while non-discretionary managers “provide a model portfolio to RIMCo representing their investment recommendations, based upon which RIMCo purchases and sells securities for the Fund.” Furthermore, the “Non-Discretionary Implementation Risk” in the “Principal Risks of Investing in the Fund” section of the Funds’ Risk/Return Summary section and the “Risk” section of the Funds’ statutory prospectus provide additional information regarding non-discretionary management of the Funds. Accordingly, no changes have been made in response to this comment.

4.	Comment:

With respect to Funds that can invest in stocks of all capitalizations, please consider whether the “Equity Securities” risk disclosure should include a description of the risks of investing in large capitalization companies.

Response:

The “Equity Securities” risk disclosure currently states:

The value of equity securities will rise and fall in response to the activities of the company that issued them, general market conditions and/or economic conditions. Investments in medium capitalization companies may involve greater risks because these companies generally have narrower markets, more limited managerial and financial resources and a less diversified product offering than larger, more established companies. Some medium capitalization stocks may also be thinly traded, and thus, difficult to buy and sell in the market.

Unlike investment in the equity securities of mid- or small-capitalization issuers, investment in the equity securities of large capitalization issuers does not present risks which are substantially different from those associated with investment in equity markets generally. Accordingly, Registrant believes that the current “Equity Securities” disclosure provides sufficient information for current and prospective investors to understand the salient features associated with investment in the equity securities of large capitalization issuers. Therefore, Registrant respectfully declines to make any changes in response to this comment.

February 29, 2016 Page 4

5.	Comment:

As many of the Funds describe investments in derivative instruments, please review each Fund’s principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that each Fund intends to use to achieve its investment objective. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010 and IM Guidance 2013-03.

Response:

Registrant has reviewed each Fund’s principal strategies and principal risk disclosure to ensure that the information is not too generic or standardized and that it describes the actual derivative instruments and the associated principal risks that each Fund intends to use to achieve its investment objective.

6.	Comment:

In the “Derivatives” risk disclosure in the “Principal Risks of Investing in the Fund” section of the Funds’ Risk/Return Summary sections, please consider providing a description of the other, sub-risks mentioned in the disclosure (i.e., leveraging risk, liquidity risk, market risk, credit risk, and default risk).

Response:

After reviewing, Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both current and potential investors. Specifically, Registrant notes that the derivatives-related sub-risks identified as part of the “Derivatives” risk disclosure in the Funds’ Risk/Return Summary sections are more fully discussed in the Funds’ statutory prospectus. Accordingly, no changes have been made in response to this comment.

7.	Comment:	In each Fund’s “Performance” table, please include year-to-date return information as of the end of the most recent quarter, per Item 4(b)(2)(ii) of Form N-1A.

February 29, 2016 Page 5

Response:

Item 4(b)(2)(ii) of Form N-1A states:

Present the corresponding numerical return adjacent to each bar. If the Fund’s fiscal year is other than a calendar year, include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart. Following the bar chart, disclose the Fund’s highest and lowest return for a quarter during the 10 years or other period of the bar chart.

In response to Item 4(b)(2)(ii), because the Funds’ fiscal year end is other than its calendar year end, Registrant historically provides return information in the bar chart in the Funds’ Risk/Return Summary section as of December 31st. Because Registrant files its annual update 485(b) filing during the first quarter of a given calendar year, calendar year end performance information presented in the bar chart as of December 31st is also performance “as of the end of the most recent quarter” as required by Item 4(b)(2)(ii) of Form N-1A. Accordingly, because Registrant believes its current presentation complies with the requirements of Form N-1A, no changes have been made in response to this comment.

8.	Comment:

With respect to Funds that use leverage, please confirm supplementally that the Funds comply with the asset segregation requirements of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”).

	Response:	Registrant confirms that the Funds have implemented policies and procedures reasonably designed to ensure compliance with the asset segregation requirements of Section 18 of the 1940 Act.

9.	Comment:

If there are no substantive differences between “Depositary Receipts” and “American Depositary Receipts (‘ADRs’) or Global Depositary Receipts (‘GDRs’)” risks, please consider consolidating this risk disclosure.

February 29, 2016 Page 6

Response:

In response to the Staff’s comment, Registrant replaced all instances of “Depositary Receipts” and “American Depositary Receipts (‘ADRs’) or Global Depositary Receipts (‘GDRs’)” risks in the Funds’ Risk/Return Summary section with the following consolidated risk disclosure:

Depositary Receipts. Depositary receipts (including American Depositary Receipts and Global Depositary Receipts) are securities traded on a local stock exchange that represent securities issued by a foreign publicly-listed company. Depositary receipts are generally subject to the same risks of investing in the foreign securities they evidence or into which they may be converted.

10.	Comment:	Please confirm whether “New Fund Risk” continues to apply to the Funds that currently include this disclosure.

	Response:	Registrant confirms that “New Fund Risk” continues to apply to all Funds that currently include this disclosure.

11.	Comment:	Please consider whether other types of swaps should have risk disclosures similar to that provided in the “Credit Default Swaps” risk disclosure.

February 29, 2016 Page 7

Response:

In response to the Staff’s comment, Registrant has removed the “Credit Default Swaps” risk disclosure from the Funds’ Risk/Return Summary section and statutory prospectus and inserted the following as part of the existing “Derivatives” risk in the statutory prospectus:

Credit default swap contracts may involve greater risks than if the a Fund invested in the reference obligation (the underlying debt upon which a credit derivative is based) directly since, in addition to the risks relating to the reference obligation, credit default swaps are subject to the risks inherent in the use of swaps, including illiquidity risk and counterparty risk. The Funds may act as either the buyer or the seller of a credit default swap. A Fund will generally incur a greater degree of risk when selling a credit default swap than when purchasing a credit default swap. As a buyer of a credit default swap, a Fund may lose its investment and recover nothing should a credit event fail to occur and the swap is held to its termination date. As seller of a credit default swap, if a credit event were to occur, the value of any deliverable obligation received by a Fund, coupled with the upfront or periodic payments previously received, may be less than what it pays to the buyer, resulting in a loss of value to the Fund. Certain standardized swaps, including certain credit default swaps, are subject to mandatory clearing, and more are expected to be subject to mandatory clearing in the future. The counterparty risk for cleared derivatives is generally lower than for uncleared derivatives, but cleared contracts are not risk-free. Clearing may subject a Fund to increased costs or margin requirements.

Registrant believes that this disclosure, along with the “Derivatives” risk disclosure in the Risk/Return Summary section and statutory prospectus, is clear and sufficient for current and prospective investors to understand the salient risks associated with the Funds’ use of derivatives generally and swaps in particular. Accordingly, no additional changes have been made in response to this comment.

12.	Comment:	Please consider whether “Bank Obligations Risk” is included as a risk for all applicable Funds.

	Response:	Registrant confirms that “Bank Obligations Risk” is presently included as a risk for all applicable Funds.

13.	Comment:	Please disclose in the “Additional Information About How to Purchase Shares” section whether there is a minimum subsequent investment amount applicable to any of the Funds’ share classes.

Response:

Registrant notes that there is no minimum subsequent investment amount applicable to any of the Funds’ share classes and, therefore, respectfully declines to make any changes in response to this comment.

February 29, 2016 Page 8

14.	Comment:	Please consider whether it is appropriate to update the disclosure relating to “Investments in the People’s Republic of China” in light of recent events.

	Response:	Registrant has reviewed the “People’s Republic of China” prospectus and SAI disclosure and revised such disclosure in response to the comment.

15.	Comment:	With respect to the “Expense Notes” section of the Funds’ statutory prospectus, please disclose supplementally the section of Form N-1A to which this disclosure complies.

Response:

While Registrant recognizes that the instructions to the Form do not require such disclosure, it believes that the additional “Expense Notes” disclosure in the statutory prospectus provides shareholders with important information regarding the fees and expenses of the Fund and that omitting such reference may suggest to shareholders that all information relating to the Fund is contained in the summary.

Fund-Specific Prospectus Comments

16.	Comment:	The Staff notes that the Russell U.S. Large Cap Equity Fund includes risk disclosure regarding “Long-Term Viability Risk.” Please consider whether this risk is appropriate for any other Funds.

	Response:	Registrant confirms that “Long-Term Viability Risk” is presently included as a risk for all applicable Funds.

17.	Comment:	The Staff notes that the Russell U.S. Small Cap Equity Fund includes disclosure regarding “Liquidity Risk.” Please consider whether this risk is appropriate for any other Funds.

	Response:	Registrant confirms that “Liquidity Risk” is presently included as a risk for all applicable Funds.

18.	Comment:

In the “Principal Investment Strategies” section for the Russell U.S. Defensive Equity Fund, please consider including a plain English explanation for the concepts of leverage and selling securities short.

February 29, 2016 Page 9

Response:

The Registrant believes that the current disclosure is clear and provides sufficient information for both current and prospective investors to understand the concepts of leverage and selling securities short. Accordingly, no changes have been made in response to this comment.

19.	Comment:	Please expressly describe how the Russell Global Equity Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response:

The Fund respectfully submits that the Fund’s investment strategy is consistent with the guidance provided in the adopting release for Rule 35d-1 under the 1940 Act, which states that investment companies using the term “global” in their names would be expected to invest their assets in investments that are tied economically to a number of countries throughout the world. The Fund supplementally confirms that, under normal circumstances, at least 30% of the Fund’s equity portfolio will be invested in the securities of non-U.S. issuers.

20.	Comment:

The Staff notes that a portion of the Russell Emerging Markets Fund’s net assets may be invested in “illiquid securities.” Please confirm that the Fund will comply with the SEC Staff’s guidance that, at the time of purchase, an open-end mutual fund registered under the 1940 Act have no more than 15% of the fund’s net assets invested in illiquid securities.

	Response:	Registrant confirms that the Funds have policies and procedures in place reasonably designed to ensure compliance with the 1940 Act’s 15% limitation on illiquid securities.

21.	Comment:

With respect to “Principal Investment Strategies of the Fund” section in the Russell Global Opportunistic Credit Fund’s Risk/Return Summary section, please disclose whether the Fund has any requirements with respect to maturity or duration.

Response:

Registrant currently discloses the following in the “Principal Investment Strategies” section of the Fund’s statutory prospectus – “Although the Fund expects to maintain an intermediate- to long-weighted average maturity, there are no maturity restrictions on the overall portfolio or on individual securities.” Accordingly, Registrant respectfully declines to make any changes in response to this comment.

22.	Comment:

With respect to the Russell Global Opportunistic Credit Fund, please disclose in the “Principal Investment Strategies of the Fund” section the instruments to which “Variable and Floating Rate Securities Risk” applies.

Response:

Registrant notes that the “Principal Investment Strategies” section of the Fund’s statutory prospectus states that “[a] floating rate security is one whose terms provide for the automatic adjustment of an interest rate whenever the specified interest rate changes. A variable rate security is one whose terms provide for the automatic establishment of a new interest rate on set dates.” Accordingly, Registrant believes that the current disclosure is clear and sufficient for current and prospective investors to understand the instruments to which “Variable and Floating Rate Securities Risk” applies and, therefore, respectfully declines to make any changes in response to this comment.

23.	Comment:

The Staff notes that the Russell Tax Exempt High Yield Bond Fund may invest up to 20% of its net assets in municipal debt securities, the interest on which is subject to the alternative minimum tax. Please describe supplementally how the Fund ensures that it meets the requirement of Rule 35d-1 under the 1940 Act that at least 80% of the Fund’s net assets be invested in assets the income from which is tax-exempt.

	Response:	Registrant has policies and procedures in place reasonably designed to ensure that the Fund meets the requirements of Rule 35d-1 under the 1940 Act.

February 29, 2016 Page 11

24.	Comment:

With respect to the Russell Commodity Strategies Fund’s investment in the Subsidiary:

a.     Please confirm supplementally that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on a consolidated basis with the Subsidiary.

b.     Please confirm supplementally that the investment advisory agreement with respect to the Subsidiary satisfies the requirements of the 1940 Act relating to investment advisory contracts (Section 15).

c.     The Staff notes that the investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

d.     Please confirm supplementally that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and please identify the custodian of the Subsidiary.

e.     Please disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

f.     Please disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

g.     Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Fund.

February 29, 2016 Page 12

h.     Please confirm that the Subsidiary’s management fees and other expenses will be included in the Fund’s fee table.

i.     Please confirm supplementally that the Subsidiary and its Board of Directors will: (1) designate an agent for service of process in the United States; and (2) agree to inspection of the Subsidiary’s books and records by the SEC.

Response:

a.     Registrant confirms that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on a consolidated basis with the Subsidiary.

b.     The Subsidiary is not a registered investment company under the 1940 Act and, therefore, is not required to comply with certain provisions of the 1940 Act applicable to registered investment companies. Accordingly, it is not intended for the advisory contracts for the Subsidiary to comply with Section 15 of the 1940 Act.

c.     The Subsidiary is not a registered investment company under the 1940 Act and, therefore, is not required to comply with certain provisions of the 1940 Act applicable to registered investment companies. Accordingly, Registrant respectfully declines to make the requested filings.

d.     The Fund hereby confirms that the Subsidiary complies with the applicable provisions of the 1940 Act relating to affiliated transactions and custody (i.e., Section 17 of the 1940 Act and the rules thereunder). In addition, as disclosed in the “Operation of RIC – Custodian and Portfolio Accountant” section of the SAI, custody of the Subsidiary’s assets is maintained in the United States with the Fund’s custodian, State Street Bank and Trust Company, or otherwise in accordance with Section 17(f) and the rules thereunder.

February 29, 2016 Page 13

e.     As disclosed under “Principal Risks of the Fund—Tax Risk” and “Risks of the Fund—Tax Risk,” the Fund has not obtained a private letter ruling from the Internal Revenue Service concluding that income and gains from investments in a wholly-owned foreign subsidiary that invests in commodity-linked instruments is “qualifying income” for purposes of compliance with Subchapter M of the Internal Revenue Code (“Code”). Although private letter rulings issued to other taxpayers cannot be used or cited as precedent by others, the Fund has generally structured its Subsidiary based on the reasoning of those private letter rulings. In addition, under Section 851(b) of the Code, the “subpart F” income of the Subsidiary that is distributed to the Fund by the Subsidiary and included in the Fund’s income is treated as dividend income for purposes of the qualifying income requirement applicable to regulated investment companies. The Fund expects the Subsidiary to generally distribute such “subpart F” income to the Fund.

f.     The principal investment strategies and principal risk disclosures of the Fund reflect the aggregate operations of the Fund and the Subsidiary.

g.     Registrant hereby confirms that the Subsidiary’s financial statements are consolidated with the Fund’s financial statements.

h.     Registrant hereby confirms that the Subsidiary’s fees and expenses borne by the Fund will be included in the Fund’s “Acquired Fund Fees and Expenses” line item in the “Annual Fund Operating Expenses” table in the Risk/Return Summary section of the Fund’s prospectus.

i.     As disclosed in response to Item 35 (Undertakings) of Part C – Other Information for each registration statement filed with the SEC related to the Fund, Registrant hereby: (1) confirms that a designation of a domestic (U.S.) agent for service of process for the Subsidiary has been made; and (2) consents to the examination of the Subsidiary’s books and records by the SEC consistent with the requirements of Section 31 of the 1940 Act and the rules thereunder.

February 29, 2016 Page 14

25.	Comment:

With respect to the Russell Strategic Call Overwriting Fund, please disclose in the “Principal Investment Strategies” section that the premiums received by the Fund from writing options may result in short-term capital gains.

Response:

After reviewing the existing disclosure and tax implications of the Fund’s investment strategy, Registrant does not believe it would be appropriate to discuss the tax consequences associated with premiums received from writing options while omitting discussion of other, potentially relevant, tax consequences associated with the Fund’s strategy. Accordingly, because Registrant believes that the Fund’s investment strategy provides clear and sufficient disclosure for current and prospective investors to understand the salient tax consequences of the Fund’s investment strategy, no changes have been made in response to this comment.

26.	Comment:

With respect to the Tax Exempt Funds, please include a general statement in the “Taxes” section that a portion of the Funds’ distributions may be subject to federal income tax, per Item 7 of Form N-1A.

	Response:	Registrant presently includes the following disclosure for all Tax Exempt Funds in the “Taxes” section of Summary Prospectus:

The Fund intends to distribute tax-exempt income. The Fund intends to meet certain federal tax requirements so that it will continue to qualify to pay “exempt-interest dividends,” which are exempt from federal income tax. However, a portion of the dividends may be treated as ordinary income and may be subject to federal income tax.

Registrant believes this disclosure is clear and sufficient for current and prospective investors to understand that a portion of the Funds’ distributions may be subject to federal income tax. Accordingly, no additional changes have been made in response to this comment.

February 29, 2016 Page 15

27.	Comment:

With respect to the Russell Global Opportunistic Credit Fund, please disclose the extent to which the Fund will invest in collateralized loan obligations (“CLOs”) that rely on the exemptions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act. Additionally, please disclose whether there is a limit on the amount the Fund may invest in CLOs.

Response:

Although there is no formal limit on the Fund’s investment in CLOs, Registrant confirms that the Fund invests in CLOs in accordance with the applicable requirements of the 1940 Act and the rules thereunder as well as SEC Staff guidance related to an open-end mutual fund’s investment in illiquid securities. In addition, the Fund may invest in CLOs that rely on or do not rely on exemptions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act.

28.	Comment:

With respect to the “Principal Investment Strategies” of the Russell Global Opportunistic Credit Fund, please consider including a plain English explanation of the “credit and liquidity enhancements” that may support the Fund’s investments.

Response:

Registrant believes that this disclosure, along with the risk disclosure in the statutory prospectus and SAI, is clear and sufficient for current and prospective investors to understand the credit and liquidity enhancements that may support the Fund’s investments. Accordingly, no changes have been made in response to this comment.

SAI Comments

29.	Comment:	For future 485(a) filings, please confirm that red herring language appears on all documents where appropriate.

February 29, 2016 Page 16

Response:

It is Registrant’s practice to include red herring language only in 485(a) filings where Registrant is presenting information related to a new fund or share class that has not yet been registered. Accordingly, Registrant will not provide red herring language on annual updates except with respect to this criteria.

30.	Comment:

With respect to the disclosure under “Investment Policies – Swap Agreements and Swaptions”, please confirm supplementally that Funds that write credit default swaps will segregate the full notional amount of the obligation.

Response:

Registrant confirms that it is currently the policy of each Fund that writes credit default swaps with physical settlement to “cover” such positions or identify liquid assets (consistent with SEC Staff positions with respect to Section 18 of the 1940 Act) equal to the full notional value of such swaps.

Sincerely,

/s/ Nicholas S. DiLorenzo

Nicholas S. DiLorenzo

cc: John V. O’Hanlon
Mary Beth Rhoden Albaneze